SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from to

Commission file number

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below: The Macerich Property Management Company 401(k) Profit Sharing Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Macerich Company

401 Wilshire Boulevard, Suite 700
Santa Monica, California 90401

REQUIRED INFORMATION

The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the fiscal year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith and incorporated herein by this reference.

The written consent of Windes & McClaughry, Accountancy Corporation with respect to the annual financial statements of the Plan is filed as Exhibit 23.1 to this Annual Report.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf on this 28th day of June 2007, by the undersigned hereunto duly authorized.

THE MACERICH PROPERTY MANAGEMENT COMPANY 401(K) PROFIT SHARING PLAN

By:	/s/ STEVEN L. SPECTOR
Steven L. Spector, Trustee

By:	/s/ SCOTT W. KINGSMORE
Scott W. Kingsmore, Trustee

By:	/s/ STEPHANIE CORCORAN
Stephanie Corcoran, Trustee

EXHIBIT INDEX

(a)            Exhibits

Number	Description
23.1	Consent of Independent Registered Public Accounting Firm, Windes & McClaughry, Accountancy Corporation

32	Section 906 Certification of Scott W. Kingsmore, Chief Executive Officer and Stephanie P. Corcoran, Chief Financial Officer of the Plan

THE MACERICH
PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2006

WITH

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
AND SUPPLEMENTARY INFORMATION

Report of Independent Registered
Public Accounting Firm

To the Administrative Committee of
The Macerich Property Management Company 401(k) Profit Sharing Plan:

We have audited the accompanying statements of net assets available for benefits of The Macerich Property Management Company 401(k) Profit Sharing Plan (the Plan) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Macerich Property Management Company Profit 401(k) Sharing Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Windes & McClaughry Accountancy Corporation

Long Beach, California
June 27, 2007

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 and 2005

	December 31,
	2006	2005
ASSETS
INVESTMENTS, at fair value
Alliance Bernstein International Growth Fund – A	$3,501,733	$—
American Europacific Growth Fund – A	6,754,976	5,095,984
Cohen & Steers Realty Income Fund – A	852,314	509,450
Columbia Acorn Fund – A	2,812,209	2,008,591
Dreyfus Basic S&P 500 Index Fund	4,138,117	3,258,028
Eaton Vance Large Cap Value – A	5,558,209	—
Franklin Mutual Qualified Fund – A	3,718,328	3,128,259
Macerich Company Common Stock Fund	2,715,027	2,014,600
MFS Fixed Fund – Institutional	5,526,451	5,057,332
MFS Government Securities Fund – A	3,246,030	3,146,737
MFS Investors Growth Stock Fund – A	4,611,931	3,813,801
MFS Research Bond Fund – A	2,049,662	1,425,557
MFS Total Return Fund – A	3,540,414	3,235,680
Participant Loans	42,400	69,804
Templeton Foreign Fund – A	—	2,469,554
Templeton Growth Fund – A	65,892	59,130
UBS US Allocation Fund – A	3,943,437	3,487,203
Washington Mutual Investors Fund – A	—	4,214,030
	53,077,130	42,993,740

RECEIVABLES
Employer Contribution	165	3,794
Participant Contribution	—	7,187
	165	10,981

Total Assets	$53,077,295	$43,004,721

LIABILITIES

BENEFITS PAYABLE	—	—

NET ASSETS AVAILABLE FOR BENEFITS, at fair value	$53,077,295	$43,004,721

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	89,464	73,460

NET ASSETS AVAILABLE FOR BENEFITS	$53,166,759	$43,078,181

The accompanying notes are an integral part of these statements.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Employer contribution	$2,322,021
Contributions:
Participants	4,711,714
Rollover	276,233
Investment income:
Dividend and interest income	2,294,153
Net appreciation in fair value of investments	4,125,535
Total Additions	13,729,656

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	3,641,078
Total Deductions	3,641,078

NET INCREASE IN PLAN NET ASSETS	10,088,578

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BEGINNING OF YEAR	43,078,181

END OF YEAR	$53,166,759

The accompanying notes are an integral part of this statement.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1:  DESCRIPTION OF PLAN

The following description of The Macerich Property Management Company 401(k) Profit Sharing Plan (the “Plan”) provides only general information.  Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution pension plan covering eligible employees of The Macerich Property Management Company LLC and participating affiliates (the “Company,” the “Employer” and the “Plan Administrator”) as defined in the Plan document.  The Plan is subject to regulation under the Employee Retirement Income Security Act of 1974 (“ERISA”) and the qualification provisions of the Internal Revenue Code (the “Code”).

Effective as of January 1, 2004, the Plan adopted the “Safe Harbor” provisions under Sections 401(k)(12) and 401(m)(11) of the Code.  In accordance with adopting these provisions, the Company makes matching contributions equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

Effective as of March 28, 2005, employees who were previously participants in Wilmorite Management Group, LLC 401k Plan were granted eligibility into the Plan.  Participant balances, totaling $2,787,646, were transferred into the Plan.  The plan had 12 participant loans outstanding with a balance totaling $69,744 with interest rates ranging from 5.01% to 10.56%. Principal and interest is repaid through payroll deductions.

The Plan does not allow for participant loans, but was amended to allow these loans to be assumed by the Plan and paid off on their original terms for the Wilmorite Management Group, LLC 401k and the Westcor Partners 401k Plan. The Plan has loans outstanding of $42,400 at December 31, 2006.

In 2005, the Plan transferred all balances in the UBS S&P 500 Index Fund and the MFS New Discover Fund into the Dreyfus Basic S&P 500 Index Fund and Columbia Acorn Fund, respectively.

On May 11, 2006, the Plan changed its name from The Macerich Property Management Company Profit Sharing Plan to The Macerich Property Management Company 401(k) Profit Sharing Plan.

On July 1, 2006, the Plan transferred all balances in the Washington Mutual Investors Fund – A and Templeton Foreign Fund – A into the Eaton Vance Large Cap Value - A and The Alliance Bernstein International Growth - A funds, respectively.

Administration

The Company has designated an Administrative Committee (the “Committee” and the “Trustees”), consisting of Steven L. Spector, SVP General Counsel, Scott W. Kingsmore, SVP Finance, and Stephanie Corcoran, VP Group Controller.  Among other duties, it is the responsibility of the Committee to select and monitor performance of investments and maintain certain administrative records.  The Committee approved MFS Heritage Trust Company (the “Custodian”) to receive plan contributions from the Company and invest and safeguard the Plan’s assets held for investment purposes as directed by the Committee.

Employee Participation and Eligibility

All employees of the Company may become eligible to participate in the Plan, provided the employee is twenty-one years of age, has completed one year of employment during which at least 1,000 hours of service were provided, and is not covered by a collective bargaining agreement as to which retirement benefits were subject of good faith bargaining.  An eligible employee may enter the Plan on January 1, April 1, July 1 or October 1, following his or her satisfaction of the eligibility requirements.

The Plan gives employees of newly acquired entities credit for years of service earned prior to the Company’s ownership.  If this credit for prior service allows the acquisition employee to meet Plan eligibility requirements, they are granted the option of entering the Plan on the first day of the month following their date of hire.

Contributions

Participants are permitted to defer up to 50% of their compensation, as defined in the Plan.  The Company provides matching contributions, under the Safe Harbor arrangement described above, equal to 100 percent of the first 3 percent of compensation deferred by a participant and 50 percent of the next 2 percent of compensation deferred by a participant.

Vesting Provisions

Participant accounts including salary deferrals and Safe Harbor matching contributions are 100 percent vested at all times.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s Safe Harbor matching contribution, Plan earnings and charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable.  Allocations are based on participant compensation or account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Benefit Payments

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted and defined under the Plan.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

The Plan also permits distributions for hardships, as defined in the Plan document.

Forfeitures

As of January 1, 2004, the Plan was amended to eliminate employer profit sharing contributions. Prior to January 1, 2004, the Company made discretionary profit sharing contributions from the net profits of the current year. Profit sharing contributions were subject to a vesting schedule.  Any participant who terminates employment with the Company will forfeit the non-vested portion of his or her profit sharing account.

Any non-vested amounts which have been forfeited to the Plan are allocated on the last day of the plan year to employer profit sharing accounts.  Forfeitures totaled approximately $61,400 at December 31, 2006.

Tax Status

The Plan obtained its latest determination letter on June 10, 2002, in which the Internal Revenue Service stated that the Plan, as amended, is in compliance with the applicable requirements of the Internal Revenue Code. The plan has been amended since receiving the determination letter. However, the plan administrator and the plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Plan Expenses

All administrative expenses of the Plan are paid by the Company, or, at the election of the Company, from the Plan trust fund.  For the year ended December 31, 2006, there were no administrative expenses paid from the Plan trust fund.

NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash and equity funds are reported at fair value.  The investment in the common collective trust, which is a stable value open-end collective investment trust, is reported at fair value and adjusted to contract value.  The investments and changes therein of the trust funds have been reported to the Plan by the Custodian using fair value and contract value, as indicated. Participant loans are valued at cost, which approximates fair value.

Use of Estimates and Basis of Accounting

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

The American Institute of Certified Public Accountants (“AICPA”) has issued guidelines regarding amounts due to former Plan participants but not paid by year-end.  The AICPA requires these amounts to be classified as net assets available for Plan benefits, and not as liabilities of the Plan.  Included in net assets available for Plan benefits at December 31, 2006, are amounts which may become payable to participants who are not active participants of the Plan.

New Accounting Pronouncements

In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006, and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

As required by the FSP, investments in the accompanying statements of net assets available for benefits include fully benefit-responsive investment contracts recognized at fair value.  AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit-responsive investment contracts to be reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the statement of net assets available for benefits as of December 31, 2005, presented for comparative purposes. Adoption of the FSP had no effect on the statement of changes in net assets available for benefits

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”).  SFAS No. 157 defines fair value and establishes a framework for measuring fair value when fair value is required for recognition or disclosure purposes under Generally Accepted Accounting Principles (“GAAP”). The standard also expands disclosure about fair value measurement but does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently completing the process of determining the effect of SFAS No. 157 on the Plan’s financial statements.

Distributions

The Company made numerous distributions during the year ended December 31, 2006. The majority of the distributions related to minimal balances held by former employees and participants in the Plan.  The Company distributed these balances to IRA accounts, which are held by a trustee outside of the Plan, for any employees that could not be located and had balances between $1,000 - $5,000.

NOTE 3:  INVESTMENTS

As of December 31, 2006, participants may choose to direct the investments of their accounts from the following:

Alliance Bernstein International Growth Fund - A

Alliance Bernstein International Growth Fund seeks long-term capital appreciation.  The fund invests primarily in an international portfolio of equity securities of companies located in both developed and emerging countries.  It normally invests in the equity securities of companies located in at least three countries (and normally substantially more) other than the United States.  The portfolio includes companies that are established as a result of privatizations of state enterprises.

American EuroPacific Growth Fund - A

American EuroPacific Growth Fund seeks long-term capital growth.  The fund invests primarily in equity securities of issuers domiciled in Europe or the Pacific Rim.  It may also invest in convertible securities and straight debt securities; no more than 5% of assets may be invested in debt securities rated below investment-grade.

Cohen & Steers Realty Income Fund - A

The investment objective of the fund is high current income through investment in real estate securities.  Capital appreciation is a secondary investment objective.  Normally, the fund invests at least 80% of its total assets in common stocks, and other equity securities issued by real estate companies, such as “real estate investment trusts.”

Columbia Acorn Fund - A

Small-growth funds focus on faster-growing companies whose shares are at the lower end of the market-capitalization range.  These funds tend to favor companies in up-and-coming industries or young firms in their early growth stages.  As a result, the category tends to move in sync with the market for initial public offerings. Many of these funds invest in the technology, health-care, and services sectors.  Because these businesses are fast-growing and often richly valued, their stocks tend to be volatile.

Dreyfus Basic S&P 500 Index Fund

Large-blend funds have portfolios that are fairly representative of the overall stock market in size, growth, rates, and price.  They tend to invest across the spectrum of U.S. industries and owing to their broad exposure, the funds’ returns are often similar to those of the S&P 500 Index.

Eaton Vance Large Cap Value Fund - A

Eaton Vance Large Cap Value Fund seeks growth of capital and income.  The fund invests primarily in value stocks of large-cap companies.  Value stocks are common stocks that in the opinion of the investment adviser are inexpensive or undervalued relative to the overall stock market.  The manager generally considers large-cap companies to be those companies having market capitalizations equal to or greater than the median capitalization of companies included in the S&P 500 index.  It normally invests at least 80% of net assets in equity securities of large-cap companies.  The fund may invest in convertible debt securities.

Franklin Mutual Qualified Fund - A

Franklin Mutual Qualified Fund seeks capital appreciation; income is secondary.  The fund invests primarily in common and preferred stocks, and debt of any credit quality.  The advisor seeks securities that it believes are selling at prices below their intrinsic value.  The fund may also invest in companies involved in prospective mergers, consolidations, liquidations, reorganizations, or other special situations.

Macerich Company Common Stock Fund

This fund seeks capital appreciation and dividend income through investment in common stock of The Macerich Company, the Plan Sponsor, and thus a related party and party-in-interest.  The Fund allows Plan members the ability to participate in the ownership of their employer’s common stock.  Participants are directed not to allocate more than 25% of a participant’s account balance and/or deferrals to this investment.

MFS Fixed Fund - Institutional

MFS Fixed Fund is a stable value open-end collective investment trust.  The investment objective of the fund is to earn a current income stream that is relatively consistent over time.  The fund strives to maintain a stable $1 unit value (although this is not guaranteed) and has the potential for higher income than a money market fund.

MFS Government Securities Fund - A

MFS Government Securities Fund seeks current income and preservation of principal.  The fund invests primarily in U.S. government obligations, including U.S. Treasury obligations and government agency mortgage-backed securities.  It may invest a significant portion of assets in Government National Mortgage Association certificates.

MFS Investors Growth Stock Fund - A

Massachusetts Investors Growth Stock Fund seeks long-term growth of capital and future income, rather than current income.  The fund invests primarily in common stocks or convertibles issued by companies exhibiting above-average prospects for long-term growth.  It may invest up to 35% of assets in foreign securities.  It may also invest in securities issued in emerging markets.

MFS Research Bond Fund - A

This fund invests at least 80% of assets in fixed income securities such as investment-grade corporate fixed income securities, U.S. government securities, U.S. high-yield fixed income securities (commonly known as junk bonds), foreign fixed income securities, and mortgage-backed and asset backed securities.

MFS Total Return Fund - A

MFS Total Return Fund generally maintains 40% to 75% of assets in equity securities.  It typically invests the balance in debt securities, including up to 20% of assets in debt rated below BB.  The fund may invest up to 20% in foreign securities, including Brady Bonds.

Templeton Growth Fund - A

Templeton Growth Fund seeks capital appreciation; current income is a secondary consideration.  The fund will normally invest in equity securities of companies that are leaders in their industries.  It may invest up to 40% of assets in smaller companies, as well as in new and emerging industries where growth is expected to be above average.

UBS US Allocation Fund - A

UBS US Allocation Fund uses an asset allocation model to set the levels of stocks, notes and cash.  The model weighs expected earnings growth, stock prices and short-term interest rates in setting its asset allocation.

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2006 and 2005.

	December 31,
	2006	2005

Alliance Bernstein International Growth Fund-A	$3,501,733	$—
American EuroPacific Growth Fund-A	6,754,976	5,095,984
Columbia Acorn Fund-A	2,812,209	2,008,591
Dreyfus Basic S&P 500 Index Fund-A	4,138,117	3,258,028
Eaton Vance Large Cap Value-A	5,558,209	—
Franklin Mutual Qualified Fund-A	3,718,328	3,128,259
Macerich Company Common Stock Fund	2,715,027	2,014,600
MFS Fixed Fund – Institutional-A	5,615,915	5,130,792
MFS Government Securities Fund-A	3,246,030	3,146,737
MFS Investors Growth Stock Fund-A	4,611,931	3,813,801
MFS Total Return Fund-A	3,540,414	3,235,680
Templeton Foreign Fund-A	—	2,469,554
UBS US Allocation Fund-A	3,943,437	3,487,203
Washington Mutual Investors Fund-A	—	4,214,030

For the year ended December 31, 2006, net appreciation (including gains and losses on investments bought, sold, and held during the year) on registered investment companies was $3,547,506 and on the Macerich Company Common Stock Fund was $578,029.

NOTE 4:  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
EIN 95-4853294 PLAN NO. 001

SUPPLEMENTARY INFORMATION

SCHEDULES PROVIDED PURSUANT TO
THE DEPARTMENT OF LABOR RULES AND REGULATIONS

Note:                   Certain schedules required under the Employee Retirement Income Security Act of 1974 have been omitted, as they are not applicable.

THE MACERICH PROPERTY MANAGEMENT COMPANY
401(k) PROFIT SHARING PLAN
EIN 95-4853294 PLAN NO. 001
SCHEDULE OF ASSETS (HELD AT YEAR END)
DECEMBER 31, 2006

Identity of Issuer	Description of Investment	Current Value
Alliance Bernstein Investments	Alliance Bernstein International Growth Fund - A	$3,501,733
Capital	American EuroPacific Growth Fund - A	6,754,976
Cohen & Steers	Cohen & Steers Realty Income Fund - A	852,314
Columbia	Columbia Acorn Fund - A	2,812,209
Dreyfus Corp	Dreyfus Basic S&P 500 Index Fund - A	4,138,117
Eaton Vance Corp.	Eaton Vance Large Cap Value - A	5,558,209
Franklin	Franklin Mutual Qualified Fund - A	3,718,328
Macerich *	Macerich Company Common Stock Fund	2,715,027
MFS*	MFS Fixed Fund - Institutional	5,615,915
MFS*	MFS Government Securities Fund - A	3,246,030
MFS*	MFS Investors Growth Stock Fund - A	4,611,931
MFS*	MFS Research Bond Fund - A	2,049,662
MFS*	MFS Total Return Fund - A	3,540,414
*	Participant Loans 5.01% to 10.56%	42,400
Templeton	Templeton Growth Fund - A	65,892
UBS	UBS US Allocation Fund - A	3,943,437

	Total	$53,166,594

*Indicates a party-in-interest